June 5, 2025

Inderjit Tuli
Chief Executive Officer
Compound Real Estate Bonds, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

        Re: Compound Real Estate Bonds, Inc.
            Post-Qualification Amendment No. 9 to
            Offering Statement on Form 1-A
            Filed May 22, 2025
            File No. 024-11848
Dear Inderjit Tuli:

        We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 9 to Offering Statement on Form 1-A
General

1. We note your response to comment 1 and your statement on your website that your compound real estate bonds are "[b]acked by real estate mortgages." Please revise your website prior to qualification for consistency with your offering statement and provide clarification as to the meaning of this statement on your website, or advise. As such, clarify on your website what assets you hold and describe the interest you pay on the bonds.
We have potential liability arising out of a possible violation of Section 5, page 15

2. We note your response to comment 2 and your disclosure that the increase in interest rate payable on Bonds from 7.0% APY at qualification in September 2022 to 8.5%
        APY effective April 2024 without filing a new offering statement or a post qualification amendment may not have complied with Regulation A's requirements. Please revise to clarify the risk that the offerings of
Bonds at 8.5% APY
 June 5, 2025
Page 2

       starting in April 2024 did not comply with Regulation A and therefore were not offered pursuant to Regulation A. As such, please clarify in the risk factor that since the offering of bonds at the the increased interest rate starting in April 2024 did not comply with Regulation A requirements, you may face liability for violation of
       Section 5 of the Securities Act for those 8.5% APY bonds offered starting in April
       2024.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-
3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Arden Anderson, Esq.